EXHIBIT 11. Statement Re: Computation of Earnings Per Share

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
BASIC
Net income	$1,197.3	$1,348.9	$2,253.2	$2,597.0

Average number of common shares outstanding	1,107.1	1,099.2	1,106.8	1,098.8
Contingently issuable shares	6.8	4.6	6.2	5.0

Adjusted average shares	1,113.9	1,103.8	1,113.0	1,103.8

Basic earnings per share	$1.07	$1.22	$2.02	$2.35

DILUTED
Net income	$1,197.3	$1,348.9	$2,253.2	$2,597.0

Average number of common shares outstanding	1,107.1	1,099.2	1,106.8	1,098.8
Incremental shares – stock options and contingently issuable shares	6.9	4.6	6.2	5.0

Adjusted average shares	1,114.0	1,103.8	1,113.0	1,103.8

Diluted earnings per share	$1.07	$1.22	$2.02	$2.35

Dollars and shares in millions except per-share data.